FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X               Form 40-F

HSBC HOLDINGS PLC
2023 INTERIM RESULTS - HIGHLIGHTS

Noel Quinn, Group Chief Executive, said:
"We have delivered a strong first half performance and are confident of achieving our revised mid-teens return on tangible equity target in 2023 and 2024. There was good broad-based profit generation around the world, higher revenue in our global businesses driven by strong net interest income, and continued tight cost control. I am also pleased that we can reward our shareholders with a second interim dividend of $0.10 per share and a second share buy-back in 2023 of up to $2bn, with substantial further distribution capacity still expected ahead.
There is still much work to do, especially given the many challenges in the global economy, but I am confident about the future as we move further into the next phase of our strategy and focus on opportunities to drive value creation, diversify our revenue and retain tight cost control."

Financial performance (1H23 vs 1H22)

●
Profit before tax rose by $12.9bn to $21.7bn. This included a $2.1bn reversal of an impairment relating to the planned sale of our retail banking operations in France and a provisional gain of $1.5bn on the acquisition of Silicon Valley Bank UK Limited ('SVB UK'). On a constant currency basis, profit before tax increased by $13.3bn to $21.7bn. Reported profit after tax increased by $9.1bn to $18.1bn.
●
Revenue increased by $12.3bn to $36.9bn. The increase was driven by higher net interest income in all of our global businesses due to interest rate rises. It also included the impacts related to the planned sale in France and the acquisition in the UK. On a constant currency basis, revenue rose by $13.2bn to $36.9bn.
●
Net interest margin ('NIM') of 1.70% increased by 46 basis points ('bps').
●
Expected credit losses and other credit impairment charges ('ECL') of $1.3bn reflected a more stable outlook in most markets, although inflationary pressures remain. The 1H23 charge included $0.3bn relating to the commercial real estate sector in mainland China and charges in Commercial Banking ('CMB') in the UK. The 1H22 charge of $1.1bn reflected heightened economic uncertainty, mainly due to the Russia-Ukraine war and inflationary pressures, and also included $0.3bn relating to the commercial real estate sector in mainland China, partly offset by releases of Covid-19-related allowances.
●
Operating expenses of $15.5bn were $0.7bn or 4% lower than in 1H22, primarily due to lower restructuring and other related costs following the completion of our cost-saving programme at the end of 2022 and from a $0.2bn impact from a reversal of historical asset impairments. This was partly offset by higher technology costs, an increase in performance-related pay, severance of $0.2bn in 1H23 and the effects of rising inflation. Target basis operating expenses rose by 4.3%.
●
Customer lending balances increased by $36bn since 31 December 2022. On a constant currency basis, lending balances grew by $23bn, mainly due to the reclassification of balances associated with our retail banking operations in France from held for sale during the period, and $7bn of additional balances following our acquisition of SVB UK during 1Q23. These were partly offset by the reclassification of our business in Oman as held for sale, which resulted in a $3bn reduction. Excluding these factors, customer lending fell, reflecting weaker customer demand for wholesale lending, notably in Hong Kong and Europe.
●
Customer accounts increased by $25bn since 31 December 2022. On a constant currency basis, customer accounts increased by $3bn, mainly due to the reclassification of balances associated with our retail banking operations in France from held for sale during the period. In addition, our acquisition of SVB UK resulted in growth of $7bn, and in 1H23, we reclassified our business in Oman as held for sale, resulting in a $5bn reduction. Excluding these factors, deposits fell, reflecting reductions in Wealth and Personal Banking ('WPB') and CMB in HSBC UK, as well as in Global Banking and Markets ('GBM').
●
Annualised return on average tangible equity ('RoTE') of 22.4% compared with 10.6% in 1H22. Excluding the annualised impacts related to the planned sale in France and the acquisition in the UK, annualised RoTE was 18.5%.
●
Common equity tier 1 ('CET1') capital ratio of 14.7% increased by 0.5 percentage points compared with 4Q22, which was driven by capital generation net of the dividend accrual, and included an approximately 0.3 percentage point impact from the reversal of an impairment on the planned sale of our retail banking operations in France and the provisional gain on the acquisition of SVB UK. This was partly offset by increased risk-weighted assets ('RWAs') and the impact of the share buy-back announced with our 1Q23 results in May 2023.
●
The Board has approved a second interim dividend of $0.10 per share. We also intend to initiate a further share buy-back of up to $2bn, which we expect to commence shortly and complete within three months.

Financial performance (2Q23 vs 2Q22)

●
Reported profit before tax increased by $4.1bn to $8.8bn.
●
Revenue rose by $4.5bn to $16.7bn, with growth across all of our global businesses, primarily reflecting interest rate rises. There were good performances in insurance in WPB and in Debt Capital Markets in GBM, which offset reductions in Global Foreign Exchange and Equities.
●
NIM of 1.72% increased by 3bps, compared with 1Q23.
●
ECL of $0.9bn increased by $0.5bn. ECL in 2Q23 included $0.3bn of charges in the commercial real estate sector in mainland China, and $0.3bn in the UK, mainly in CMB.
●
Operating expenses of $7.9bn fell by $0.1bn. This was driven by lower restructuring and other related costs following the completion of our cost-saving programme at the end of 2022 and the reversal of historical asset impairments. This reduction was partly offset by $0.2bn of severance costs incurred in 2Q23, as well as higher technology spend, an increase in our performance-related pay accrual and the effects of rising inflation.
●
Customer lending decreased by $9bn compared with 31 March 2023, which included a reduction of $3bn related to a reclassification of our business in Oman to held for sale. The remaining reduction was mainly in GBM in HSBC Bank plc, reflecting client deleveraging and weaker demand as interest rates rose.
●
Customer accounts decreased by $18bn compared with 31 March 2023, which included a reduction of $5bn related to the reclassification of our business in Oman to held for sale. The remaining reduction was in GBM in Europe, as corporate customers used deposits to pay down their loans, and in HSBC UK, reflecting higher cost of living and competitive pressures.

Outlook for 2023

●
Our strategy has enabled us to further strengthen our balance sheet, providing us with a good platform for growth in the current interest rate cycle, while maintaining cost discipline. This has given us the confidence to revise our returns guidance for 2023 and 2024. Based on the current path implied by the market for global policy rates, we are now targeting a RoTE in the mid-teens for 2023 and 2024, which excludes the impact of material acquisitions and disposals.
●
Given the current market consensus for global central bank rates, we have raised our 2023 full-year guidance for net interest income to above $35bn. While the interest rate outlook remains positive, we expect continued migration to term deposits as short-term interest rates rise.
●
We continue to expect ECL charges of around 40bps of average gross loans in 2023 (including lending balances transferred to held for sale). There remains a degree of uncertainty in the forward economic outlook, particularly in the UK, and we are monitoring risks related to our exposures in mainland China's commercial real estate sector. Over the medium to long term, we continue to use a range of 30bps to 40bps of average loans for planning our ECL charges.
●
We remain highly focused on maintaining cost discipline. We continue to target operating expense growth of approximately 3% for 2023, excluding the impact of foreign currency translation differences, notable items and the impact of retranslating the 2022 results of hyperinflationary economies at constant currency. Our target also excludes the impact of our acquisition of SVB UK, and the related investments internationally, which are expected to add approximately 1% to the Group's operating expenses. In 2Q23, we incurred severance costs of $0.2bn, with the benefits expected to be realised towards the end of 2023 and into 2024.
●
We intend to manage the CET1 ratio within our medium term target range of 14% to 14.5%, and we aim to manage this range down in the long term. In addition, our dividend payout ratio is 50% for 2023 and 2024, excluding material notable items. We have announced a second interim dividend of $0.10 per share and intend to initiate a further share buy-back of up to $2bn, which we expect to commence shortly and complete within three months. Further buy-backs for 2023 and beyond will be subject to appropriate capital levels.
-

Key financial metrics

	Half-year to
	30 Jun	30 Jun
	2023	2022
Reported results
Profit before tax ($m)	21,657	8,780
Profit after tax ($m)	18,071	8,931
Cost efficiency ratio (%)	41.9	65.7
Net interest margin (%)	1.70	1.24
Basic earnings per share ($)	0.86	0.40
Diluted earnings per share ($)	0.86	0.40
Dividend per ordinary share (in respect of the period) ($)	0.20	0.09
Alternative performance measures
Constant currency profit before tax ($m)	21,657	8,404
Constant currency cost efficiency ratio (%)	41.9	65.7
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers (%)	0.28	0.21
Expected credit losses and other credit impairment charges ('ECL') (annualised) as % of average gross loans and advances to customers, including held for sale (%)	0.26	0.21
Basic earnings per share excluding material notable items ($)1	0.70	0.29
Return on average ordinary shareholders' equity (annualised) (%)	20.8	9.9
Return on average tangible equity (annualised) (%)	22.4	10.6
Return on average tangible equity excluding strategic transactions (annualised) (%)2	18.5	10.6
Target basis operating expenses ($m)3	15,319	14,683

	At
	30 Jun	31 Dec
	2023	2022
Balance sheet
Total assets ($m)	3,041,476	2,949,286
Net loans and advances to customers ($m)	959,558	923,561
Customer accounts ($m)	1,595,769	1,570,303
Average interest-earning assets, year to date ($m)	2,162,662	2,143,754
Loans and advances to customers as % of customer accounts (%)	60.1	58.8
Total shareholders' equity ($m)	184,170	177,833
Tangible ordinary shareholders' equity ($m)	153,234	146,927
Net asset value per ordinary share at period end ($)	8.44	8.01
Tangible net asset value per ordinary share at period end ($)	7.84	7.44
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)4,5	14.7	14.2
Risk-weighted assets ($m)4,5	859,545	839,720
Total capital ratio (%)4,5	19.8	19.3
Leverage ratio (%)4,5	5.8	5.8
High-quality liquid assets (liquidity value, average) ($bn)5,6	631	647
Liquidity coverage ratio (average) (%)5,6	132	132
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	19,534	19,739
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,679	19,876
Average basic number of $0.50 ordinary shares outstanding (millions)	19,693	19,849

For reconciliations of our reported results to a constant currency basis, including lists of notable items, see page 39 of the Interim Report 2023. Definitions and calculations of other alternative performance measures are included in our 'Reconciliation of alternative performance measures' on page 57 of the Interim Report 2023.

1   At 2Q23, earnings per share included the impact of the provisional gain recognised in respect of the acquisition of SVB UK of $0.08 (2Q22: nil); the reversal of the impairment loss related to the planned sale of our retail banking operations in France of $0.08 (2Q22: nil); and the agreed sale of our banking business in Canada of $nil (2Q22: $nil). Additionally, the earnings per share at 2Q22 included the impact of the recognition of certain tax assets of $0.11.
2   Excludes impacts of the reversal of the impairment loss of $1.6bn (net of tax) relating to the planned sale of our retail banking operations in France, which is no longer classified as held for sale, and the provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK, both recognised in 1Q23.
3     Excluding the impact of retranslating prior year costs of hyperinflationary economies at constant currency.
4     Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. At 30 June 2023, the IFRS 9 add-back to CET1 capital was immaterial. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
5     Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we will restate in subsequent periods.
6   The liquidity coverage ratio is based on the average month-end value over the preceding 12 months.

Highlights

	Half-year to
	30 Jun	30 Jun
	2023	2022
	$m	$m
Reported
Revenue1,2,3	36,876	24,545
Change in expected credit losses and other credit impairment charges	(1,345)	(1,087)
Operating expenses	(15,457)	(16,127)
Share of profit in associates and joint ventures	1,583	1,449
Profit before tax	21,657	8,780
Tax (charge)/credit	(3,586)	151
Profit after tax	18,071	8,931
Constant currency4
Revenue1,2,3	36,876	23,647
Change in expected credit losses and other credit impairment charges	(1,345)	(1,074)
Operating expenses	(15,457)	(15,532)
Share of profit in associates and joint ventures	1,583	1,363
Profit before tax	21,657	8,404
Tax (charge)/credit	(3,586)	227
Profit after tax	18,071	8,631

Notable items
Revenue
Disposals, acquisitions and related costs2,3	3,321	(288)
Fair value movements on financial instruments5	15	(371)
Restructuring and other related costs6	-	68
Operating expenses
Disposals, acquisitions and related costs	(118)	-
Restructuring and other related costs7	47	(1,040)
Tax
Tax (charge)/credit on notable items	(500)	242
Recognition of losses	-	2,082
Uncertain tax positions	427	(317)

1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2   Includes the reversal of $2.1bn impairment loss relating to the planned sale of our retail banking operations in France, which is no longer classified as held for sale.
3   Includes the provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK in 1Q23.
4   Constant currency performance is computed by adjusting reported results of comparative periods for the effects of foreign currency translation differences, which distort period-on-period comparisons.
5   Fair value movements on non-qualifying hedges in HSBC Holdings.
6   Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.
7   In 2Q23, we recognised $47m of reversals relating to restructuring provisions recognised during 2022.

Review by Noel Quinn, Group Chief Executive

By the time we completed the first phase of our strategy at the end of 2022, the changes we had made were delivering an improved financial performance. Six months into 2023, our financial performance has continued to improve, aided by the interest rate environment. As we move further into the next phase of our strategy focused on value creation, I am optimistic about our ability to continue to deliver strong returns for our investors.

Our purpose of 'opening up a world of opportunity' underpins everything we do for our customers, colleagues and the communities we serve. In the first half of 2023, we continued to deliver on that promise by launching new products and services, and developing our capabilities to meet the international needs of our diverse customer base. From the new international proposition for Wealth and Personal Banking customers launched in March and the continued development of our Global Money and Global Wallet products, to the digitisation of international account opening and the globally connected HSBC Innovation Banking business launched in June, there are many examples of how my colleagues are truly living our purpose.

Many of these achievements contributed to our strong first-half performance, as we saw continued good revenue growth across all our global businesses, supported by higher interest rates. We delivered a strong annualised return on tangible equity of 22.4%, including the reversal of an impairment relating to the planned sale of our retail banking operations in France and a provisional gain on the acquisition of SVB UK, both of which were reported in the first quarter. Excluding them, we achieved an annualised return on tangible equity of 18.5%. Our strategy is working. The Board, my colleagues and our shareholders are all focused on the shared objectives of supporting our customers, driving stronger performance and creating more value for our investors.

The biggest challenge we all face remains the uncertainty within the external environment. High inflation remains a significant concern for many of our customers. Even though headline inflation rates are now falling in most countries, they remain persistently high in some markets. In the UK, we have seen limited signs of stress in the mortgage book, although we are acutely aware of the day-to-day financial challenges that some of our customers face. With more mortgage customers due to roll off fixed-term deals in the next six months, and further rate rises expected, tougher times are ahead. We will continue to communicate regularly with our customers, listen to their concerns, seek to offer them help should they want it and ensure they are aware of the range of products available to them.

Across the global economy, growth remains uneven. China's reopening at the start of the year lifted both its economy and the prospects for global GDP growth in 2023, although weaker recent data underlines that its recovery may be slower than previously expected. Other parts of Asia, such as India and the ASEAN region, are growing robustly, as is the Middle East.

From transformation to value creation

At the end of 2022, we completed the first phase of our strategy. As a result of the work done to transform HSBC, including to reposition our portfolio, create broad-based profit generation, maintain strong cost discipline and introduce a sustainable dividend, we built a strong platform for growth. This work helped to put HSBC on track to achieve a return on tangible equity of 12%+ in 2023.

In the first half of 2023, our strategic approach has changed from transformation to value creation. While there have been - and will continue to be - opportunities to further simplify HSBC, we have shifted our focus to driving growth, while maintaining strong returns.

First, we have further leveraged our international connectivity. Our ability to connect the world's major trading and investment blocs has always been, and remains, our greatest strength. In the first-half, our wholesale cross-border client business increased by around 50%, with growth across all regions, due mainly to rising interest rates. In Wealth and Personal Banking, we now have 6.3 million international customers, which is up 8% on the same period last year. There was also strong revenue growth in global transaction banking, which was up by 63%. Within global transaction banking, there were good performances in Foreign Exchange and in Global Payments Solutions, due to higher rates. Trade was slightly down in line with global trade volumes, although HSBC was recently named 'Best Bank for Trade Finance' by Euromoney for the second year in a row, while also being named 'Best Bank in Asia'.

Second, we made further progress towards the redeployment of capital from less strategic or low-connectivity businesses into high-growth international opportunities. We are pleased to have agreed revised terms for the sale of our French retail banking operations, which we now expect to complete in early 2024. The sale of our banking operations in Canada also remains on track to complete in early 2024. We have also completed the disposal of our Greek business, and announced the planned exit of Russia, a change to the nature of our presence in Oman, and the wind-down of Wealth and Personal Banking in New Zealand.

At the same time, we are investing in growth in a strategic and targeted way. We have invested further in our Wealth business in Asia. We now have a total of 1,400 digitally enabled wealth planners in our Pinnacle business in mainland China, while we launched Global Private Banking in India in July. In June, following our acquisition of SVB UK, we also launched a new strengthened, globally connected proposition - HSBC Innovation Banking. Through it, we are building similar businesses to the former SVB UK in the US, Hong Kong and Israel, and using our international network and balance sheet strength to offer new opportunities to expand globally to our clients in the technology and life sciences sectors.

Third, we are working to diversify our revenue. A key strategic priority has been to grow fee income by investing in our Wealth business, especially in Asia. We saw the continuing benefit of this in the first-half as we grew net new invested assets by $34bn, of which $27bn were in Asia. Fee income in Commercial Banking, which is another priority area, was also up in the first-half by 6%, while collaboration revenue from referrals between our global businesses also increased by 5%.

Fourth, we have maintained tight cost discipline. Costs of $15.5bn in the first-half were $0.7bn or 4% lower than the same period last year, primarily due to lower restructuring costs following the end of our cost-saving programme at the end of 2022. On the basis of our target to limit cost growth to around 3% in 2023, operating expenses increased by 4% in the first-half, including the expected severance costs booked in the second quarter. We remain committed to disciplined cost management.

Fifth, we have reinvested cost savings in technology. Spending on technology increased by 12.8% in the first-half, and now accounts for almost a quarter of total operating expenses. Delivering faster services, reducing friction and offering more competitive products has been critical to improving the customer experience. For example, we have now migrated over 26,000 business customers in Hong Kong and the UK to our next generation digital trade platform, which is enabling us to future-proof a market-leading business.

Investing in technology is also key to enhancing our capabilities and building the bank of the future. We now have a range of 'test and learn' use cases for generative AI across HSBC, and are in the process of scaling those up. Last month, HSBC became the first bank to join BT's and Toshiba's quantum-secured metro network employing quantum technology for secure transmission of data, which will enable us to evaluate how best to use this technology against future cyber threats. We are also pleased to be working with the Hong Kong Monetary Authority on two pilots to test the e-HKD in a new payments ecosystem and to trial tokenised deposits.

Finally, we continued to build on our position as an enabler of the net zero transition by supporting our customers' transition plans. In the first-half, we provided and facilitated $45bn of sustainable finance and investments, which consisted of capital markets financing and lending to clients as we continued to work closely with them on their transitions. This included a number of key deals in Asia and the Middle East. We have also continued to help unlock new climate solutions, including through our Climate Tech Venture Capital strategy. HSBC was named 'Best Bank for Sustainable Finance in Asia' by Euromoney for the sixth consecutive year.

Translating into strong financial performance

Our strong first-half featured good broad-based profit generation around the world. There was also higher revenue in our global businesses driven by strong net interest income, supported by continued tight cost control. We achieved an annualised return on tangible equity of 22.4%, or 18.5% excluding the two material notable items reported with our first quarter results.

Profit before tax for the first half of 2023 was $21.7bn, which was an increase of $12.9bn on the first half of 2022. This included a $2.1bn reversal of an impairment relating to the planned sale of our retail banking operations in France and a provisional gain of $1.5bn on the acquisition of SVB UK. Profit after tax increased by $9.1bn to $18.1bn.

Revenue increased by $12.3bn to $36.9bn, driven mainly by higher net interest income in all three global businesses due to interest rate rises. It also included gains related to the two aforementioned transactions in the first quarter.

Expected credit losses and other credit impairment charges were $1.3bn, which was a $0.3bn increase on the first half of 2022.

Our CET1 ratio at the end of the first-half was 14.7%. We have announced a second interim dividend of $0.10 per share, further to the $0.10 per share dividend already paid in respect of the first quarter. We are also announcing a second share buy-back of up to $2bn. We continue to expect to have substantial distribution capacity going forward.

Our strong performance in the first half of 2023 and our continued strategic progress mean that we now expect to achieve a return on tangible equity in the mid-teens for 2023 and 2024.

Thank you to my colleagues

Over the last six months, I had the opportunity to spend time with colleagues in France, Hong Kong, mainland China, Mexico, Saudi Arabia, the United Arab Emirates and the UK. I have been constantly impressed by their commitment, dedication and tireless efforts to support our customers - all of which are evident in our many achievements. I am especially grateful to those colleagues who have faced serious challenges so far this year, including the earthquakes in Türkiye in February and, of course, the ongoing cost of living crisis in many markets.

Overall, we have delivered a strong first-half performance and are confident of delivering our revised return on tangible equity target for 2023 and 2024. I am also pleased that we can reward our shareholders with strong capital returns, with substantial further distribution capacity still expected ahead.

There is still much work to do, especially given the many challenges in the global economy, but I am confident about our future as we move further into the next phase of our strategy and focus on opportunities to drive value creation, diversify our revenue and retain tight cost control.

Noel Quinn

Group Chief Executive

1 August 2023

Financial summary

	Half-year to
	30 Jun	30 Jun
	2023	2022
	$m	$m
For the period
Profit before tax	21,657	8,780
Profit attributable to:
- ordinary shareholders of the parent company	16,966	7,966
Dividends on ordinary shares1	6,591	3,576
At the period end
Total shareholders' equity	184,170	178,975
Total regulatory capital	170,021	158,519
Customer accounts	1,595,769	1,651,301
Total assets	3,041,476	2,970,481
Risk-weighted assets	859,545	851,743
Per ordinary share	$	$
Basic earnings	0.86	0.40
Dividend per ordinary share (paid in the period)1	0.33	0.18
Net asset value2	8.44	7.94

1     The $0.33 dividend paid during the period consisted of a second interim dividend of $0.23 per ordinary share in respect of the financial year ended 31 December 2022 paid in April 2023 and a first interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2023.
2     The definition of net asset value per ordinary share is total shareholders equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.

Distribution of results by global business

Constant currency profit before tax
	Half-year to
	30 Jun 2023		30 Jun 2022
	$m	%	$m	%
Wealth and Personal Banking	8,592	39.7	2,487	29.6
Commercial Banking1	7,939	36.7	3,432	40.8
Global Banking and Markets1	3,580	16.5	2,692	32.0
Corporate Centre	1,546	7.1	(207)	(2.4)
Profit before tax	21,657	100.0	8,404	100.0

1     In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers' respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

Distribution of results by legal entity

Reported profit/(loss) before tax
	Half-year to
	30 Jun 2023		30 Jun 2022
	$m	%	$m	%
HSBC UK Bank plc	4,791	22.1	2,270	25.9
HSBC Bank plc	3,498	16.2	252	2.9
The Hongkong and Shanghai Banking Corporation Limited	10,917	50.4	5,734	65.3
HSBC Bank Middle East Limited	673	3.1	378	4.3
HSBC North America Holdings Inc.	701	3.2	424	4.8
HSBC Bank Canada	475	2.2	385	4.4
Grupo Financiero HSBC, S.A. de C.V.	436	2.0	239	2.7
Other trading entities1	1,282	5.9	532	6.1
- of which: other Middle East entities (including Oman, Türkiye, Egypt and Saudi Arabia)	420	1.9	264	3.0
- of which: Saudi Awwal Bank	272	1.3	117	1.3
Holding companies, shared service centres and intra-Group eliminations	(1,116)	(5.1)	(1,434)	(16.4)
Profit before tax	21,657	100.0	8,780	100.0

1     Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. Supplementary analysis is provided on page 56 in the Interim Report 2023 for a fuller picture of the MENAT regional performance.

HSBC constant currency profit before tax and balance sheet data
	Half-year to 30 Jun 2023
	Wealth and Personal Banking	Commercial Banking4	Global Banking and Markets4	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges2	16,200	12,216	8,501	(41)	36,876
- external	12,416	12,897	13,939	(2,376)	36,876
- inter-segment	3,784	(681)	(5,438)	2,335	-
- of which: net interest income/(expense)5	10,299	8,375	3,546	(3,956)	18,264
Change in expected credit losses and other credit impairment (charges)/recoveries	(502)	(704)	(136)	(3)	(1,345)
Net operating income/(expense)	15,698	11,512	8,365	(44)	35,531
Total operating expenses	(7,141)	(3,572)	(4,785)	41	(15,457)
Operating profit/(loss)	8,557	7,940	3,580	(3)	20,074
Share of profit in associates and joint ventures	35	(1)	-	1,549	1,583
Constant currency profit before tax	8,592	7,939	3,580	1,546	21,657
	%	%	%	%	%
Share of HSBC's constant currency profit before tax	39.7	36.7	16.5	7.1	100.0
Constant currency cost efficiency ratio	44.1	29.2	56.3	100.0	41.9
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	463,836	319,246	176,182	294	959,558
Interests in associates and joint ventures	555	24	107	28,860	29,546
Total external assets	900,370	654,474	1,342,110	144,522	3,041,476
Customer accounts	809,864	472,146	313,126	633	1,595,769
Constant currency risk-weighted assets3	186,564	353,805	227,024	92,152	859,545

	Half-year to 30 Jun 20221
Net operating income before change in expected credit losses and other credit impairment charges2	10,058	7,055	7,459	(925)	23,647
- external	9,665	7,199	8,357	(1,574)	23,647
- inter-segment	393	(144)	(898)	649	-
- of which: net interest income/(expense)5	6,493	4,817	2,009	(473)	12,846
Change in expected credit losses and other credit impairment charges	(584)	(278)	(210)	(2)	(1,074)
Net operating income/(expense)	9,474	6,777	7,249	(927)	22,573
Total operating expenses	(6,995)	(3,345)	(4,557)	(635)	(15,532)
Operating profit/(loss)	2,479	3,432	2,692	(1,562)	7,041
Share of profit in associates and joint ventures	8	-	-	1,355	1,363
Constant currency profit/(loss) before tax	2,487	3,432	2,692	(207)	8,404
	%	%	%	%	%
Share of HSBC's constant currency profit before tax	29.6	40.8	32.0	(2.4)	100.0
Constant currency cost efficiency ratio	69.5	47.4	61.1	(68.6)	65.7
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	482,962	354,273	200,082	557	1,037,874
Interests in associates and joint ventures	487	31	104	27,468	28,090
Total external assets	884,333	628,040	1,330,747	167,390	3,010,510
Customer accounts	846,974	491,115	332,473	589	1,671,151
Constant currency risk-weighted assets3	187,357	347,619	232,158	82,424	849,558

1   From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data have been restated accordingly.
2     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3     Constant currency risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences.
4   In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers' respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
5   Net interest expense recognised in the Corporate Centre includes $3.8bn (1H22: $0.4bn) of interest expense in relation to the internal cost to fund trading and fair value net assets; and the funding cost of foreign exchange swaps in our Markets Treasury function. During 2Q23 we implemented a consistent reporting approach across the 14 most material entities that contribute to our trading and fair value net assets, which resulted in an increase to the 1H23 associated funding costs reported through the intersegment elimination in Corporate Centre of approximately $0.4bn, recognised in 2Q23.

Consolidated income statement
	Half-year to1
	30 Jun	30 Jun
	2023	2022
	$m	$m
Net interest income	18,264	13,385
- interest income	46,955	19,788
- interest expense	(28,691)	(6,403)
Net fee income	6,085	6,228
- fee income	7,947	7,913
- fee expense	(1,862)	(1,685)
Net income from financial instruments held for trading or managed on a fair value basis	8,112	4,856
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	4,304	(11,849)
Insurance finance income/(expense)	(4,234)	11,773
Insurance service result	524	370
- insurance revenue	1,104	980
- insurance service expense	(580)	(610)
Gain on acquisitions2	1,507	-
Reversal of impairment loss relating to the planned sale of our retail banking operations in France3	2,130	-
Other operating income	184	(218)
Net operating income before change in expected credit losses and other credit impairment charges4	36,876	24,545
Change in expected credit losses and other credit impairment charges	(1,345)	(1,087)
Net operating income	35,531	23,458
Employee compensation and benefits	(8,954)	(8,896)
General and administrative expenses	(4,912)	(5,337)
Depreciation and impairment of property, plant and equipment and right-of-use assets	(782)	(1,072)
Amortisation and impairment of intangible assets	(809)	(822)
Total operating expenses	(15,457)	(16,127)
Operating profit	20,074	7,331
Share of profit in associates and joint ventures	1,583	1,449
Profit before tax	21,657	8,780
Tax (charge)/credit	(3,586)	151
Profit for the period	18,071	8,931
Attributable to:
- ordinary shareholders of the parent company	16,966	7,966
- other equity holders	542	626
- non-controlling interests	563	339
Profit for the period	18,071	8,931
	$	$
Basic earnings per ordinary share	0.86	0.40
Diluted earnings per ordinary share	0.86	0.40

1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data have been restated accordingly.
2     Provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3     Reversal of the $2.1bn impairment loss relating to the planned sale of our retail banking operations in France, which is no longer classified as held for sale.
4   Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Consolidated statement of comprehensive income
	Half-year to1
	30 Jun	30 Jun
	2023	2022
	$m	$m
Profit for the period	18,071	8,931
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	549	(6,246)
- fair value gains/(losses)	804	(8,120)
- fair value gains transferred to the income statement on disposal	(63)	(52)
- expected credit (recoveries)/losses recognised in the income statement	(3)	17
- income taxes	(189)	1,909
Cash flow hedges	(1,062)	(2,063)
- fair value losses	(1,700)	(1,646)
- fair value (gains)/losses reclassified to the income statement	227	(1,127)
- income taxes and other movements	411	710
Share of other comprehensive income/(expense) of associates and joint ventures	101	(142)
- share for the period	101	(142)
Net finance income/(expense) from insurance contracts2	(101)	1,360
- before income taxes	(136)	1,833
- income taxes	35	(473)
Exchange differences	(347)	(8,382)
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	1	-
Remeasurement of defined benefit asset/(liability)	(112)	95
- before income taxes	(105)	(132)
- income taxes	(7)	227
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(653)	2,263
- before income taxes	(867)	3,030
- income taxes	214	(767)
Equity instruments designated at fair value through other comprehensive income	7	158
- fair value gains	7	158
Effects of hyperinflation	578	428
Other comprehensive expense for the period, net of tax	(1,039)	(12,529)
Total comprehensive income/(expense) for the period	17,032	(3,598)
Attributable to:
- ordinary shareholders of the parent company	15,986	(4,405)
- other equity holders	542	626
- non-controlling interests	504	181
Total comprehensive income/(expense) for the period	17,032	(3,598)
1   From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data have been restated accordingly.

2   Net finance income/(expense) from insurance contracts in other comprehensive income is the amount that offsets the effective interest rate and expected credit losses on supporting assets that have been designated at fair value through other comprehensive income. In the first half of 2023, movements in net finance income/(expense) from insurance contracts of $(101)m (1H22: $1,360m was booked, and offsetting fair value through other comprehensive income ('OCI') movements on supporting assets of $108m was recorded (1H22: (1,439)m).

Consolidated balance sheet
	At1
	30 Jun	31 Dec
	2023	2022
	$m	$m
Assets
Cash and balances at central banks	307,733	327,002
Items in the course of collection from other banks	10,649	7,297
Hong Kong Government certificates of indebtedness	42,407	43,787
Trading assets	255,387	218,093
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	104,303	100,101
Derivatives	272,595	284,159
Loans and advances to banks	100,921	104,475
Loans and advances to customers	959,558	923,561
Reverse repurchase agreements - non-trading	258,056	253,754
Financial investments	407,933	364,726
Assets held for sale	95,480	115,919
Prepayments, accrued income and other assets	175,473	156,149
Current tax assets	1,262	1,230
Interests in associates and joint ventures	29,546	29,254
Goodwill and intangible assets	11,925	11,419
Deferred tax assets	8,248	8,360
Total assets	3,041,476	2,949,286
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	42,407	43,787
Deposits by banks	68,709	66,722
Customer accounts	1,595,769	1,570,303
Repurchase agreements - non-trading	170,110	127,747
Items in the course of transmission to other banks	10,776	7,864
Trading liabilities	81,228	72,353
Financial liabilities designated at fair value	139,618	127,321
Derivatives	269,560	285,762
Debt securities in issue	85,471	78,149
Liabilities of disposal groups held for sale	87,241	114,597
Accruals, deferred income and other liabilities	155,275	134,313
Current tax liabilities	1,921	1,135
Insurance contract liabilities	115,756	108,816
Provisions	1,722	1,958
Deferred tax liabilities	976	972
Subordinated liabilities	23,286	22,290
Total liabilities	2,849,825	2,764,089
Equity
Called up share capital	10,073	10,147
Share premium account	14,737	14,664
Other equity instruments	19,392	19,746
Other reserves	(9,935)	(9,133)
Retained earnings	149,903	142,409
Total shareholders' equity	184,170	177,833
Non-controlling interests	7,481	7,364
Total equity	191,651	185,197
Total liabilities and equity	3,041,476	2,949,286
1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data have been restated accordingly.

Consolidated statement of changes in equity
				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings	Financial assets at FVOCI reserve	Cashflowhedgingreserve	Foreignexchangereserve	Merger and other reserves	Insurance finance reserve1	Total share-holders' equity	Non-controllinginterests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	24,811	19,746	142,409	(7,038)	(3,808)	(32,575)	33,209	1,079	177,833	7,364	185,197
Profit for the period	-	-	17,508	-	-	-	-	-	17,508	563	18,071
Other comprehensive income (net of tax)	-	-	(92)	560	(1,077)	(271)	1	(101)	(980)	(59)	(1,039)
- debt instruments at fair value through other comprehensive income	-	-	-	546	-	-	-	-	546	3	549
- equity instruments designated at fair value through other comprehensive income	-	-	-	14	-	-	-	-	14	(7)	7
- cash flow hedges	-	-	-	-	(1,077)	-	-	-	(1,077)	15	(1,062)
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	(654)	-	-	-	-	-	(654)	1	(653)
- property revaluation	-	-	-	-	-	-	1	-	1	-	1
- remeasurement of defined benefit asset/liability	-	-	(117)	-	-	-	-	-	(117)	5	(112)
- share of other comprehensive income of associates and joint ventures	-	-	101	-	-	-	-	-	101	-	101
- effects of hyperinflation	-	-	578	-	-	-	-	-	578	-	578
- insurance finance income/ (expense) recognised in other comprehensive income	-	-	-	-	-	-	-	(101)	(101)	-	(101)
- exchange differences	-	-	-	-	-	(271)	-	-	(271)	(76)	(347)
Total comprehensive income for the period	-	-	17,416	560	(1,077)	(271)	1	(101)	16,528	504	17,032
Shares issued under employee remuneration and share plans	78	-	(78)	-	-	-	-	-	-	-	-
Capital securities issued2	-	1,996	-	-	-	-	-	-	1,996	-	1,996
Dividends to shareholders	-	-	(7,133)	-	-	-	-	-	(7,133)	(375)	(7,508)
Redemption of securities3	-	(2,350)	-	-	-	-	-	-	(2,350)	-	(2,350)
Cost of share-based payment arrangements	-	-	228	-	-	-	-	-	228	-	228
Share buy-back4	-	-	(2,007)	-	-	-	-	-	(2,007)	-	(2,007)
Cancellation of shares	(79)	-	-	-	-	-	79	-	-	-	-
Other movements5	-	-	(932)	6	-	-	1	-	(925)	(12)	(937)
At 30 Jun 2023	24,810	19,392	149,903	(6,472)	(4,885)	(32,846)	33,290	978	184,170	7,481	191,651

Consolidated statement of changes in equity (continued)
				Other reserves
	Called up share capital and share premium	Other equity instru- ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve1	Totalshare-holders'equity	Non-controllinginterests	Totalequity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 31 Dec 2021 (IFRS 4)	24,918	22,414	144,458	(634)	(197)	(22,769)	30,060	-	198,250	8,527	206,777
Impact on transition to IFRS 176	-	-	(9,222)	683	-	-	-	(696)	(9,235)	(1,224)	(10,459)
At 1 Jan 2022	24,918	22,414	135,236	49	(197)	(22,769)	30,060	(696)	189,015	7,303	196,318
Profit for the period	-	-	8,592	-	-	-	-	-	8,592	339	8,931
Other comprehensive income (net of tax)	-	-	2,647	(6,062)	(2,035)	(8,282)	-	1,360	(12,372)	(157)	(12,529)
- debt instruments at fair value through other comprehensive income	-	-	-	(6,183)	-	-	-	-	(6,183)	(63)	(6,246)
- equity instruments designated at fair value through other comprehensive income	-	-	-	121	-	-	-	-	121	37	158
- cash flow hedges	-	-	-	-	(2,035)	-	-	-	(2,035)	(28)	(2,063)
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	2,263	-	-	-	-	-	2,263	-	2,263
- remeasurement of defined benefit asset/liability	-	-	98	-	-	-	-	-	98	(3)	95
- share of other comprehensive income of associates and joint ventures	-	-	(142)	-	-	-	-	-	(142)	-	(142)
- effects of hyperinflation	-	-	428	-	-	-	-	-	428	-	428
- insurance finance income/ (expense) recognised in other comprehensive income	-	-	-	-	-	-	-	1,360	1,360	-	1,360
- exchange differences	-	-	-	-	-	(8,282)	-	-	(8,282)	(100)	(8,382)
Total comprehensive income for the period	-	-	11,240	(6,062)	(2,035)	(8,282)	-	1,360	(3,779)	181	(3,598)
Shares issued under employee remuneration and share plans	65	-	(65)	-	-	-	-	-	-	-	-
Dividends to shareholders	-	-	(4,202)	-	-	-	-	-	(4,202)	(295)	(4,497)
Redemption of securities3	-	(723)	-	-	-	-	-	-	(723)	-	(723)
Cost of share-based payment arrangements	-	-	177	-	-	-	-	-	177	-	177
Share buy-back4	-	-	(1,000)	-	-	-	-	-	(1,000)	-	(1,000)
Cancellation of shares	(133)	-	-	-	-	-	133	-	-	-	-
Other movements	-	-	(525)	2	-	-	11	-	(512)	(60)	(572)
At 30 Jun 2022	24,850	21,691	140,860	(6,011)	(2,232)	(31,051)	30,204	664	178,975	7,130	186,105

Consolidated statement of changes in equity (continued)
				Other reserves
	Called up share capital and share premium	Other equity instru- ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve1	Totalshare-holders'equity	Non-controllinginterests	Totalequity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2022	24,850	21,691	140,860	(6,011)	(2,232)	(31,051)	30,204	664	178,975	7,130	186,105
Profit for the period	-	-	6,967	-	-	-	-	-	6,967	351	7,318
Other comprehensive income (net of tax)	-	-	(1,244)	(1,027)	(1,578)	(1,524)	174	415	(4,784)	71	(4,713)
- debt instruments at fair value through other comprehensive income	-	-	-	(998)	-	-	-	-	(998)	12	(986)
- equity instruments designated at fair value through other comprehensive income	-	-	-	(29)	-	-	-	-	(29)	(22)	(51)
- cash flow hedges	-	-	-	-	(1,578)	-	-	-	(1,578)	(14)	(1,592)
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	(341)	-	-	-	-	-	(341)	-	(341)
- property revaluation	-	-	-	-	-	-	174	-	174	106	280
- remeasurement of defined benefit asset/liability	-	-	(1,127)	-	-	-	-	-	(1,127)	1	(1,126)
- share of other comprehensive income of associates and joint ventures	-	-	(225)	-	-	-	-	-	(225)	-	(225)
- effects of hyperinflation	-	-	449	-	-	-	-	-	449	-	449
- insurance finance income/ (expense) recognised in other comprehensive income	-	-	-	-	-	-	-	415	415	-	415
- exchange differences	-	-	-	-	-	(1,524)	-	-	(1,524)	(12)	(1,536)
Total comprehensive income for the period	-	-	5,723	(1,027)	(1,578)	(1,524)	174	415	2,183	423	2,606
Shares issued under employee remuneration and share plans	2	-	(2)	-	-	-	-	-	-	-	-
Dividends to shareholders	-	-	(2,342)	-	-	-	-	-	(2,342)	(131)	(2,473)
Redemption of securities3	-	(1,945)	402	-	-	-	-	-	(1,543)	-	(1,543)
Cost of share-based payment arrangements	-	-	223	-	-	-	-	-	223	-	223
Transfers7	-	-	(2,499)	-	-	-	2,499	-	-	-	-
Cancellation of shares4	(41)	-	-	-	-	-	41	-	-	-	-
Other movements	-	-	44	-	2	-	291	-	337	(57)	280
At 31 Dec 2022	24,811	19,746	142,409	(7,038)	(3,808)	(32,575)	33,209	1,079	177,833	7,364	185,197

1     The insurance finance reserve reflects the unwinding of the discount rate on insurance liabilities for which the OCI option has been elected for our insurance business in France. It is recorded after excluding the amount that offsets the effective interest rate and expected credit losses on supporting assets that have been designated at fair value through other comprehensive income.
2     During 2023, HSBC Holdings issued $2,000m of contingent convertible securities on which there were $4m of external issue costs.
3     During 2023, HSBC Holdings redeemed $2,350m contingent convertible securities. In 2022, HSBC Holdings redeemed €1,500m 5.250% and SGD1,000m 5.875% contingent convertible securities.
4     In February 2022 HSBC announced a share buy-back of up to $1.0bn, which concluded in July 2022. Additionally, in May 2023, HSBC Holdings announced a share buy-back of up to $2.0bn.
5   Includes a payment of $749m (1H22: $435m) to the HSBC Holdings Employee Benefit Trust 2001 (No. 2) to purchase shares in order to settle liabilities on Group share plans.
6     The impact of IFRS 17 on previously reported total equity was $(10,585)m at 30 June 2022 and $(10,831)m at 31 December 2022.
7     Permitted transfers from the merger reserve to retained earnings were made when the investment in HSBC Overseas Holdings (UK) Limited was previously impaired. In 2022, part-reversals of these impairments resulted in transfers from retained earnings back to the merger reserve of $2,499m.

Consolidated statement of cash flows
	Half-year to1
	30 Jun	30 Jun
	2023	2022
	$m	$m
Profit before tax	21,657	8,780
Adjustments for non-cash items:
Depreciation, amortisation and impairment	1,591	1,894
Net loss/(gain) from investing activities	(41)	173
Share of profits in associates and joint ventures	(1,583)	(1,449)
(Gain)/loss on disposal of subsidiaries, businesses, associates and joint ventures	(3,604)	(71)
Change in expected credit losses gross of recoveries and other credit impairment charges	1,482	1,242
Provisions including pensions	148	201
Share-based payment expense	228	177
Other non-cash items included in profit before tax	(1,661)	82
Elimination of exchange differences2	(6,558)	48,921
Change in operating assets	(52,745)	19,713
Change in operating liabilities	72,836	(35,752)
Dividends received from associates	124	60
Contributions paid to defined benefit plans	(87)	(102)
Tax paid	(1,664)	(1,264)
Net cash from operating activities	30,123	42,605
Purchase of financial investments	(298,182)	(265,427)
Proceeds from the sale and maturity of financial investments	263,838	247,517
Net cash flows from the purchase and sale of property, plant and equipment	(329)	(589)
Net cash flows from purchase/(disposal) of customer deposits and loan portfolios	-	(3,756)
Net investment in intangible assets	(1,123)	(1,240)
Net cash flow on (acquisition)/disposal of subsidiaries, businesses, associates and joint ventures3	1,228	(525)
Net cash from investing activities	(34,568)	(24,020)
Issue of ordinary share capital and other equity instruments	1,996	-
Cancellation of shares	(1,273)	(1,840)
Net sales/(purchases) of own shares for market-making and investment purposes	(823)	(443)
Net cash flow from change in stakes of subsidiaries	-	(197)
Redemption of preference shares and other equity instruments	(2,350)	(723)
Subordinated loan capital issued	2,744	2,659
Subordinated loan capital repaid	(1,044)	(11)
Dividends paid to shareholders of the parent company and non-controlling interests	(7,508)	(4,497)
Net cash from financing activities	(8,258)	(5,052)
Net increase in cash and cash equivalents	(12,703)	13,533
Cash and cash equivalents at the beginning of the period	521,671	574,032
Exchange differences in respect of cash and cash equivalents	8,565	(40,243)
Cash and cash equivalents at the end of the period	517,533	547,322

Interest received was $46,817m (1H22: $20,957m), interest paid was $29,222m (1H22: $7,146m) and dividends received (excluding dividends received from associates, which are presented separately above) were $751m (1H22: $800m).

1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data have been restated accordingly.
2     Adjustments to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
3     The 'Net cash flow on (acquisition)/disposal of subsidiaries, businesses, associates and joint ventures' includes $1.2bn of net cash inflow on acquisition of Silicon Valley Bank UK Limited in March 2023.

4    Includes $7.5bn (1H22: $1.7bn) of cash and cash equivalents classified as held for sale.

1	Basis of preparation and significant accounting policies

(a)    Compliance with International Financial Reporting Standards

Our interim condensed consolidated financial statements have been prepared on the basis of the policies set out in the 2022 annual financial statements, except for those relating to IFRS 17 'Insurance Contracts' and amendments to IAS 12 'Income Taxes'. They have also been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the UK, IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB'), IAS 34 'Interim Financial Reporting' as adopted by the EU, and the Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in HSBC's financial position and performance since the end of 2022.

These financial statements should be read in conjunction with the Annual Report and Accounts 2022, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements were also prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee. These financial statements should be read in conjunction with the information about the application of IFRS 17 'Insurance Contracts' as set out below and the new policies for insurance contracts as described on pages 7 to 9 of our Report on Transition to IFRS 17 'Insurance Contracts' issued on 2 May 2023.

At 30 June 2023, there were no IFRSs effective for the half-year to 30 June 2023 affecting these financial statements that were not approved for adoption in the UK by the UK Endorsement Board. With the exception of amendments to IAS 12 'International Tax Reform - Pillar Two Model Rules', which is expected to be endorsed by the EU in the second half of 2023, there was no difference between IFRSs adopted by the UK, IFRSs as adopted by the EU, and IFRSs issued by the IASB in terms of their application to HSBC.

Standards applied during the half-year to 30 June 2023

IFRS 17 'Insurance Contracts'

On 1 January 2023, the Group adopted the requirements of IFRS 17 'Insurance Contracts' retrospectively with comparatives restated from the transition date, 1 January 2022. At transition, the Group's total equity reduced by $10,459m.

On adoption of IFRS 17, balances based on IFRS 4, including the present value of in-force long-term insurance business ('PVIF') asset in relation to the upfront recognition of future profits of in-force insurance contracts, were derecognised. Insurance contract liabilities have been remeasured under IFRS 17 based on groups of insurance contracts, which include the fulfilment cash flows comprising the best estimate of the present value of the future cash flows (for example premiums and payouts for claims, benefits, and expenses), together with a risk adjustment for non-financial risk, as well as the contractual service margin ('CSM'). The CSM represents the unearned profits that will be released and systematically recognised in insurance revenue as services are provided over the expected coverage period.

In addition, the Group has made use of the option under the standard to re-designate certain eligible financial assets held to support insurance contract liabilities, which were predominantly measured at amortised cost, as financial assets measured at fair value through profit or loss, with comparatives restated from the transition date.

The key differences between IFRS 4 and IFRS 17 are summarised in the following table:

	IFRS 4	IFRS 17
Balance sheet
-   Insurance contract liabilities for non-linked life insurance contracts are calculated by local actuarial principles. Liabilities under unit-linked life insurance contracts are at least equivalent to the surrender or transfer value, by reference to the value of the relevant underlying funds or indices. Grouping requirements follow local regulations.
-   An intangible asset for the PVIF is recognised, representing the upfront recognition of future profits associated with in-force insurance contracts.
-

-   Insurance contract liabilities are measured for groups of insurance contracts at current value, comprising the fulfilment cash flows and the CSM.
-   The fulfilment cash flows comprise the best estimate of the present value of the future cash flows, together with a risk adjustment for non-financial risk.
-   The CSM represents the unearned profit.

Profit emergence/ recognition
-   The value of new business is reported as revenue on Day 1 as an increase in PVIF.
-   The impact of the majority of assumption changes is recognised immediately in the income statement.
-   Variances between actual and expected cash flows are recognised in the period they arise.

-   The CSM is systematically recognised in revenue as services are provided over the expected coverage period of the group of contracts (i.e. no Day 1 profit).
-   Contracts are measured using the general measurement model ('GMM') or the variable fee approach ('VFA') model for insurance contracts with direct participation features upon meeting the eligibility criteria. Under the VFA model, the Group's share of the investment experience and assumption changes are absorbed by the CSM and released over time to profit or loss. For contracts measured under GMM, the Group's share of the investment volatility is recorded in profit or loss as it arises.
-   Losses from onerous contracts are recognised in the income statement immediately.

Investment return assumptions (discount rate)	- PVIF is calculated based on long-term investment return assumptions based on assets held. It therefore includes investment margins expected to be earned in future.
-   Under the market consistent approach, expected future investment spreads are not included in the investment return assumption. Instead, the discount rate includes an illiquidity premium that reflects the nature of the associated insurance contract liabilities.

Expenses
-   Total expenses to acquire and maintain the contract over its lifetime are included in the PVIF calculation.
-   Expenses are recognised across operating expenses and fee expense as incurred and the allowances for those costs released from the PVIF simultaneously.

-   Projected lifetime expenses that are directly attributable costs are included in the insurance contract liabilities and recognised in the insurance service result.
-   Non-attributable costs are reported in operating expenses.

There were no other new standards or amendments to standards that had an effect on these interim condensed financial statements.

(b)   Use of estimates and judgements

Management believes that the critical accounting estimates and judgements applicable to the Group are those that relate to impairment of amortised cost and FVOCI debt financial assets, the valuation of financial instruments, deferred tax assets, provisions, interests in associates, impairment of goodwill and non-financial assets, post-employment benefit plans, and non-current assets and disposal groups held for sale.

There were no material changes in the current period to any of the critical accounting estimates and judgements disclosed in 2022, which are stated on pages 99 and 337 to 347 of the Annual Report and Accounts 2022.

(c)   Composition of the Group

There were no material changes in the composition of the Group in the half-year to 30 June 2023. For further details of future business acquisitions and disposals, see Note 15 'Assets held for sale, liabilities of disposal groups held for sale and business acquisitions' in the Interim Report 2023.

(d)   Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios, as well as considering potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.

(e)   Accounting policies

The accounting policies that we applied for these interim condensed consolidated financial statements are consistent with those described on pages 335 to 348 of the Annual Report and Accounts 2022, as are the methods of computation, with the exception of those relating to IFRS 17 and amendments to IAS 12 as described above.

2	Dividends

On 1 August 2023, the Directors approved a second interim dividend for 2023 of $0.10 per ordinary share in respect of the financial year ending 31 December 2023. This distribution amounts to approximately $1.974bn and will be payable on 21 September 2023. No liability is recognised in the financial statements in respect of these dividends.

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2023		30 Jun 2022
	Per share	Total	Per share	Total
	$	$m	$	$m
Dividends paid on ordinary shares
In respect of previous year:
- second interim dividend	0.23	4,590	0.18	3,576
In respect of current year:
- first interim dividend	0.10	2,001	-	-
Total	0.33	6,591	0.18	3,576
Total coupons on capital securities classified as equity		542		626
Dividends to shareholders		7,133		4,202

Second interim dividend for 2023
On 1 August 2023, the Directors approved a second interim dividend in respect of the financial year ending 31 December 2023 of $0.10 per ordinary share, a distribution of approximately $1.974bn. The dividend will be payable on 21 September 2023 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 11 August 2023.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 11 September 2023. Particulars of these arrangements will be sent to shareholders on or about 18 August 2023 and changes to currency elections must be received by 7 September 2023. The ordinary shares in London, Hong Kong and Bermuda, and American Depositary Shares ('ADSs') in New York will be quoted ex-dividend on 10 August 2023.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 21 September 2023 to holders of record on 11 August 2023. The dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 1 September 2023.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 11 August 2023 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 11 August 2023. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 10 August 2023.
Transfer of ADSs must be lodged with the depositary by 11.00am on 11 August 2023 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.
Dividend on preference share
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2023 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 September 2023 to holders of record on 31 August 2023.

3	Earnings per share

Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Basic and diluted earnings per share
	Half-year to1
	30 Jun 2023			30 Jun 2022
	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	$m	(millions)	$	$m	(millions)	$
Basic2	16,966	19,693	0.86	7,966	19,954	0.40
Effect of dilutive potential ordinary shares		136	-		131
Diluted2	16,966	19,829	0.86	7,966	20,085	0.40
1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data have been restated accordingly.
2     Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

4	Constant currency balance sheet reconciliation

	At
	30 Jun 2023	At 30 June 20221			At 31 Dec 20221
	Reported and constant currency	Constant currency	Currency translation	Reported	Constant currency	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	959,558	1,037,874	10,853	1,027,021	936,613	13,052	923,561
Interests in associates and joint ventures	29,546	28,090	(1,356)	29,446	28,384	(870)	29,254
Total external assets	3,041,476	3,010,510	40,029	2,970,481	2,995,590	46,304	2,949,286
Customer accounts Customer accounts	1,595,769	1,671,151	19,850	1,651,301	1,592,396	22,093	1,570,303

1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data have been restated accordingly.

5	Reported and constant currency results1

	Half-year to2
	30 Jun	30 Jun
	2023	2022
	$m	$m
Revenue3
Reported	36,876	24,545
Currency translation		(898)
Constant currency	36,876	23,647
Change in expected credit losses and other credit impairment charges
Reported	(1,345)	(1,087)
Currency translation		13
Constant currency	(1,345)	(1,074)
Operating expenses
Reported	(15,457)	(16,127)
Currency translation		595
Constant currency	(15,457)	(15,532)
Share of profit in associates and joint ventures
Reported	1,583	1,449
Currency translation		(86)
Constant currency	1,583	1,363
Profit before tax
Reported	21,657	8,780
Currency translation		(376)
Constant currency	21,657	8,404
Profit after tax
Reported	18,071	8,931
Currency translation		(300)
Constant currency	18,071	8,631

1     In the current period constant currency results are equal to reported as there is no currency translation.
2     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data have been restated accordingly.
3     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items
	Half-year to
	30 Jun	30 Jun
	2023	2022
	$m	$m
Revenue
Disposals, acquisitions and related costs1,2	3,321	(288)
Fair value movements on financial instruments3	15	(371)
Restructuring and other related costs4	-	68
Operating expenses
Disposals, acquisitions and related costs	(118)	-
Restructuring and other related costs5	47	(1,040)
Tax
Tax (charge)/credit on notable items	(500)	242
Recognition of losses	-	2,082
Uncertain tax positions	427	(317)

1     Includes the reversal of $2.1bn impairment loss relating to the planned sale of our retail banking operations in France, which is no longer classified as held for sale.
2     Includes the provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3     Fair value movements on non-qualifying hedges in HSBC Holdings.
4     Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.
5   In 2Q23 we recognised $47m of reversals relating to restructuring provisions recognised during 2022.

6	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun	31 Dec
	2023	2022
	$m	$m
Guarantees and other contingent liabilities:
- financial guarantees	18,882	18,783
- performance and other guarantees	89,758	88,240
- other contingent liabilities	590	676
At the end of the period	109,230	107,699
Commitments:1
- documentary credits and short-term trade-related transactions	7,698	8,241
- forward asset purchases and forward deposits placed	72,340	50,852
- standby facilities, credit lines and other commitments to lend	793,256	768,761
At the end of the period	873,294	827,854
1     Includes $649,526m of commitments at 30 June 2023 (31 December 2022: $618,788m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.
Contingent liabilities arising from legal proceedings and regulatory and other matters against Group companies are excluded from this note but are disclosed in Note 7 below and Notes 11 and 13 of the Interim Report 2023.

7	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2022. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2023 (see Note 11 of the Interim Report 2023). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC ('Madoff Securities'). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities' fraud.
US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others, seeking recovery of transfers from Madoff Securities to HSBC in an amount not specified, and these lawsuits remain pending in the US Bankruptcy Court for the Southern District of New York (the 'US Bankruptcy Court').
Certain Fairfield entities (together, 'Fairfield') (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In August 2022, the US District Court for the Southern District of New York affirmed earlier decisions by the US Bankruptcy Court that dismissed the majority of the liquidators' claims (against most of the HSBC companies). In September 2022, the remaining defendants before the US Bankruptcy Court sought leave to appeal and the liquidators filed appeals to the US Court of Appeals for the Second Circuit, which are currently pending. Meanwhile, proceedings before the US Bankruptcy Court with respect to the remaining claims are ongoing.
UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC. The claim has not yet been served and the amount claimed has not been specified.
Cayman Islands litigation: In February 2013, Primeo Fund ('Primeo') (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg ('HSSL') and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming monetary damages. Following dismissal of Primeo's action by the lower and appellate courts in the Cayman Islands, in 2019, Primeo appealed to the UK Privy Council. During 2021, the UK Privy Council held two separate hearings in connection with Primeo's appeal. Judgment was given against HSBC in respect of the first hearing and judgment is pending in respect of the second hearing.
Luxembourg litigation: In April 2009, Herald Fund SPC ('Herald') (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities' fraud, or money damages. The Luxembourg District Court dismissed Herald's securities restitution claim, but reserved Herald's cash restitution and money damages claims. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.
In October 2009, Alpha Prime Fund Limited ('Alpha Prime') brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims seeking damages against various HSBC companies. These matters are currently pending before the Luxembourg District Court.
In December 2014, Senator Fund SPC ('Senator') brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims. In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch, seeking restitution of Senator's securities or money damages. These matters are currently pending before the Luxembourg District Court.
There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management's estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is around $600m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.
Anti-money laundering and sanctions-related matters
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Nine actions remain pending in federal courts and HSBC's motions to dismiss have been granted in five of these cases. In September 2022 and January 2023, respectively, the appellate courts affirmed the dismissals of two of the cases, and the plaintiffs are seeking review of these decisions by the US Supreme Court. The dismissals in the other cases are subject to appeal. The four remaining actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Interbank offered rates investigation and litigation
Euro interest rate derivatives: In December 2016, the European Commission ('EC') issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives, and the EC imposed a fine on HSBC based on a one-month infringement in 2007. The fine was annulled in 2019 and a lower fine was imposed in 2021. In January 2023, the European Court of Justice dismissed an appeal by HSBC and upheld the EC's findings on HSBC's liability. A separate appeal by HSBC concerning the amount of the fine remains pending before the General Court of the European Union.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the Commodity Exchange Act ('US CEA'). The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the US District Court for the Southern District of New York. HSBC has reached class settlements with five groups of plaintiffs, and the court has approved these settlements. HSBC has also resolved several of the individual actions, although a number of other US dollar Libor-related actions remain pending.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Foreign exchange-related investigations and litigation
In December 2016, Brazil's Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation, which remains ongoing.
In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc and HSBC Bank USA N.A. ('HSBC Bank USA'), for alleged anti-competitive behaviour in the South African foreign exchange market. In March 2023, HSBC Bank plc's and HSBC Bank USA's applications to dismiss the revised complaint were denied and, in April 2023, HSBC Bank plc and HSBC Bank USA appealed the decision to the South African Competition Appeal Court.
Beginning in 2013, various HSBC companies and other banks have been named as defendants in a number of putative class actions filed in, or transferred to, the US District Court for the Southern District of New York arising from allegations that the defendants conspired to manipulate foreign exchange rates. HSBC has reached class settlements with two groups of plaintiffs, including direct and indirect purchasers of foreign exchange products, and the court has granted final approval of these settlements. A putative class action by a group of retail customers of foreign exchange products remains pending.
In 2018, complaints alleging foreign exchange-related misconduct were filed in the US District Court for the Southern District of New York and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the direct purchaser class action settlement in the US. HSBC has reached a settlement with the plaintiffs to resolve these claims. These matters are now closed. In January 2023, HSBC reached a settlement-in-principle with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to the negotiation of definitive documentation and court approval. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.
Precious metals fix-related litigation
Gold: Since 2015, numerous putative class actions have been filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Silver: HSBC and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In May 2023, the court granted the defendants' motion to dismiss. The plaintiffs have appealed the dismissal, and this appeal remains pending.
In April 2016, two putative class actions were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Platinum and palladium: HSBC and other members of The London Platinum and Palladium Fixing Company Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals and related financial products for their collective benefit in violation of US antitrust laws and the US CEA. In February 2023, the court reversed an earlier dismissal of the plaintiffs' third amended complaint, and this matter is proceeding.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Gilts trading investigation and litigation
Since 2018, the UK Competition and Markets Authority ('CMA') has been investigating HSBC and four other banks for suspected anti-competitive conduct in relation to the historical trading of gilts and related derivatives. In May 2023, the CMA announced its case against HSBC Bank plc and HSBC Holdings, and both HSBC companies are contesting the CMA's allegations.
In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market. This matter is at an early stage. It is possible that additional civil actions will be initiated against HSBC in relation to its historical gilts trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Other regulatory investigations, reviews and litigation
HSBC Holdings and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm's businesses and operations, including:
●
an investigation by the PRA in connection with depositor protection arrangements in the UK;
●
an investigation by the FCA in connection with collections and recoveries operations in the UK;
●
investigations by prosecuting authorities in Germany and France in connection with the dividend withholding tax treatment of certain trading activities;
●
an investigation by the US Commodity Futures Trading Commission ('CFTC') regarding interest rate swap transactions related to bond issuances, among other things. HSBC has reached a settlement with the CFTC to resolve this investigation, and this matter is now closed;
●
investigations by the CFTC and the US Securities and Exchange Commission ('SEC') concerning compliance with records preservation requirements relating to the use of unapproved electronic messaging platforms for business communications. HSBC has reached settlements with the CFTC and SEC to resolve these investigations, and these matters are now closed;
●
investigations by tax administration, regulatory and law enforcement authorities in various countries in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation;
●
a lawsuit brought in the US District Court for the Northern District of California, by First-Citizens Bank & Trust Company ('First Citizens') against various HSBC companies and seven HSBC US employees who had previously worked for Silicon Valley Bank ('SVB') alleging, among other things, that HSBC conspired with the individual defendants to solicit employees from First Citizens and that the individual defendants took confidential information belonging to SVB and/or First Citizens;
●
litigation brought against various HSBC companies in New York State court relating to residential mortgage-backed securities, based primarily on (a) claims brought against HSBC Bank USA in connection with its role as trustee on behalf of various securitisation trusts; and (b) claims against several HSBC companies seeking to have the defendants repurchase various mortgage loans;
●
a putative class action brought in the US District Court for the Southern District of New York relating to the Mexican government bond market;
●
claims issued by two separate investor groups against HSBC UK Bank plc (as successor to HSBC Private Bank (UK) Limited ('PBGB')) in the High Court of England and Wales in connection with PBGB's role in the development of Eclipse film finance schemes; and
●
two group actions pending in federal courts in the US and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc's role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009. HSBC Bank plc has reached settlements with the plaintiffs in the US and UK to resolve these claims. The US settlement is subject to court approval and the UK settlement has concluded.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.

8	Events after the balance sheet date

On 28 July 2023 HSBC Continental Europe completed the sale of its branch operations in Greece to Pancreta Bank SA. A loss of $0.1bn, including goodwill impairment was recognised upon reclassification to held for sale in accordance with IFRS 5 in the second quarter of 2022.

A second interim dividend for 2023 of $0.10 per ordinary share in respect of the financial year ending 31 December 2023 was approved by the Directors on 1 August 2023, as described in Note 2. On 1 August 2023, HSBC Holdings announced a share buy-back programme to purchase its ordinary shares up to a maximum consideration of $2.0bn, which is expected to commence shortly and complete within three months.

9	Capital structure

Capital ratios
	At
	30 Jun	31 Dec
	2023	2022
	%	%
Transitional basis
Common equity tier 1 ratio	14.7	14.2
Tier 1 ratio	17.0	16.6
Total capital ratio	19.8	19.3
End point basis
Common equity tier 1 ratio	14.7	14.2
Tier 1 ratio	17.0	16.6
Total capital ratio	19.3	18.7

Total regulatory capital and risk-weighted assets
	At
	30 Jun	31 Dec
	2023	2022
	$m	$m
Transitional basis
Common equity tier 1 capital	126,418	119,291
Additional tier 1 capital	19,382	19,776
Tier 2 capital	24,221	23,356
Total regulatory capital	170,021	162,423
Risk-weighted assets	859,545	839,720
End point basis
Common equity tier 1 capital	126,418	119,291
Additional tier 1 capital	19,382	19,776
Tier 2 capital	20,091	18,091
Total regulatory capital	165,891	157,158
Risk-weighted assets	859,545	839,720

Leverage ratio1
	At
	30 Jun	31 Dec
	2023	2022
	$bn	$bn
Tier 1 capital (leverage)	145.8	139.1
Total leverage ratio exposure	2,497.9	2,417.2
	%	%
Leverage ratio	5.8	5.8

1   Leverage ratio calculation is in line with the PRA's UK leverage rules. This includes IFRS 9 transitional arrangement and excludes central bank claims. At 30 June 2023, the IFRS 9 add-back to CET1 capital and the related tax charge were immaterial.

Unless otherwise stated, all figures are calculated using the EU's regulatory transitional arrangements for IFRS 9 'Financial Instruments' in article 473a of the Capital Requirements Regulation.

10	Statutory accounts

The information in this media release is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts of HSBC Holdings plc for the year ended 31 December 2022 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group's auditor, PricewaterhouseCoopers LLP ('PwC') has reported on those accounts. Its report was unqualified, did not include a reference to any matters to which PwC drew attention by way of emphasis without qualifying its report and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The information in this media release does not constitute the unaudited interim condensed financial statements which are contained in the Interim Report 2023. The Interim Report 2023 was approved by the Board of Directors on 1 August 2023. The unaudited interim condensed financial statements included in the Interim Report 2023 have been reviewed by the Group's auditor, PwC, in accordance with International Standard on Review Engagements (UK) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom. The full report of its review, which was unmodified, is included in the Interim Report 2023.

11	Dealings in HSBC Holdings listed securities

HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited ('HKEx'). Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, or in relation to the HSBC Holdings ordinary share buy-back, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2023.

12	Earnings release and final results

An earnings release for the three-month period ending 30 September 2023 is expected to be issued on 30 October 2023. The results for the year to 31 December 2023 are expected to be announced on 21 February 2024.

13	Corporate governance

We are subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2023, we complied with the applicable provisions of the UK Corporate Governance Code, and also the requirements of the Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

Under the Hong Kong Code, the Group Audit Committee should be responsible for the oversight of all risk management and internal control systems, unless expressly addressed by a separate risk committee. Our Group Risk Committee is responsible for oversight of internal control, other than internal financial controls, and risk management systems.

The Board has codified obligations for transactions in Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.

Following specific enquiries all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2022 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 33 of the Interim Report 2023.

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:

Mark Tucker*, Geraldine Buckingham†, Rachel Duan†, Georges Elhedery, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Kalpana Morparia†, Eileen K Murray†, David Nish† and Noel Quinn.

*     Non-executive Group Chairman
†     Independent non-executive Director

14	Interim Report 2023

The Interim Report 2023 will be made available to shareholders on or about 18 August 2023. Copies of the Interim Report 2023 and this news release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2023 and this news release may also be downloaded from the HSBC website, www.hsbc.com.

A Chinese translation of the Interim Report 2023 is available upon request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

The Interim Report 2023 will be available on The Stock Exchange of Hong Kong Limited's website www.hkex.com.hk.

15	Cautionary statement regarding forward-looking statements

This news release may contain projections, estimates, forecasts, targets, commitments, ambitions, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, strategy and business of the Group which can be identified by the use of forward-looking terminology such as 'may', 'will', 'should', 'expect', 'anticipate', 'project', 'estimate', 'seek', 'intend', 'target' or 'believe' or the negatives thereof or other variations thereon or comparable terminology (together, 'forward-looking statements'), including the strategic priorities and any financial, investment and capital targets and ESG targets/commitments described herein.
Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgments may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group. Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market or economic conditions, regulatory changes, increased volatility in interest rates and inflation levels and other macroeconomic risks, geopolitical tensions such as the Russia-Ukraine war or as a result of data limitations and changes in applicable methodologies in relation to ESG related matters).
Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, prospects or returns contained herein.
Additional detailed information concerning important factors, including but not limited to ESG related factors, that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts 2022 for the fiscal year ended 31 December 2022 filed with the Securities and Exchange Commission (the 'SEC') on Form 20-F on 22 February 2023, our 1Q 2023 Earnings Release furnished to the SEC on Form 6-K on 2 May 2023, and our Interim Report 2023 for the six months ended 30 June 2023 which we expect to furnish to the SEC on Form 6-K on or around 1 August 2023.

16	Use of alternative performance measures

This news release contains non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations ('alternative performance measures'). The primary alternative performance measures we use are presented on a 'constant currency' basis which is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons. We consider constant currency performance to provide useful information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period performance. We separately disclose 'notable items', which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature. Reconciliations between alternative performance measures and the most directly comparable measures under IFRS are provided in our Interim Report 2023, which is available at www.hsbc.com.

17	Certain defined terms

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC', the 'Group', 'we', 'us' and 'our' refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. When used in the terms 'shareholders' equity' and 'total shareholders' equity', 'shareholders' means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations '$m' and '$bn' represent millions and billions (thousands of millions) of US dollars, respectively.

18	Investor Relations / Media Relations contacts

For further information contact:
Investor Relations UK - Richard O'Connor Telephone: +44 (0)20 7991 6590 Email: investorrelations@hsbc.com Hong Kong - Yafei Tian Telephone: +852 2899 8909 Email: investorrelations@hsbc.com.hk
Media Relations
UK - Gillian James
Telephone: +44 (07584 404 238
Email: pressoffice@hsbc.com

UK - Kirsten Smart
Telephone: +44 (0)7725 733 311
Email: pressoffice@hsbc.com

Hong Kong - Aman Ullah
Telephone: +852 3491 1120
Email: aspmediarelations@hsbc.com.hk

Registered Office and Group Head Office
8 Canada Square
London E14 5HQ
United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Please click on the link below to view the accompanying data pack.

http://www.rns-pdf.londonstockexchange.com/rns/8066H_1-2023-7-31.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 01 August 2023